EXHIBIT 28


Robert J. Fitzsimmons                                            Embargo until
602/ 207-5759                                                 8:00 a.m. (E.S.T.)


              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION
             THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC. WHOSE
                     EARNINGS WERE RELEASED JANUARY 19, 1998


                         The FINOVA Capital Corporation
                      Announces 22% Increase in Net Income
                                    For 1997


PHOENIX, Ariz., Jan. 20, 1998 - The FINOVA Capital Corporation today announced record net income of $143.1 million for the year ended December 31, 1997, a 22% increase over the $117.0 million reported in 1996.

         For the fourth quarter of 1997, income from continuing operations increased by 31% to $39.7 million from $30.4 million in the fourth quarter of 1996 and net income increased by 24% to $39.7 million in 1997 from $32.0 million in 1996.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, commented, "while it is gratifying to see the results of our past efforts, it is even more exciting to notice that recent strategic decisions are already paying off. Even without Belgravia, both our funded new business and our fee-based volume each exceeded the $1 billion level for the first time in the fourth quarter. Including Belgravia, fee-based volume totaled $1.9 billion." For the year, funded new business was a record $3.3 billion and fee based volume exceeded $4.5 billion.

         Interest margins earned for the fourth quarter of 1997 rose to an all-time high of 6.6% compared to 5.8% in 1996 and for the year 1997 were 6.2% compared to 5.8% in 1996. Interest margins were helped by the addition of Belgravia's fee-based business in the fourth quarter of 1997.
                                    --more--

         According to Eichenfield, "we were able to grow the portfolio by more than 15% for the year, including an annualized growth rate of 19% in the fourth quarter, while maintaining portfolio quality well within our target levels." Nonaccruing assets were 2.1% of managed assets and write-offs as a percentage of average managed assets were 0.56% for the year. "Even so, we have bolstered our reserve by providing for credit losses at 152% of write-offs for the year," added Eichenfield. At December 31, 1997, the reserve for credit losses represented 2.0% of managed assets and 94.5% of nonaccruing assets.

         "The company continues to hold operating costs in line, even as we reward our people for their contribution to the company's performance," said Eichenfield. Selling, administrative and other operating expenses as a percent of interest margins earned were 41.2% and 41.8% for the quarter and annual periods of 1997, respectively, compared to 44.9% and 41.9% for the comparable 1996 periods.

         FINOVA Capital Corporation is one of the nation's leading financial services companies focused on providing a range of capital solutions to midsize business. FINOVA is headquartered in Phoenix with business development offices throughout the U.S. and in London, U.K.
                                       ###

                         The FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                                    Quarter Ended          Twelve Months Ended
                                                    December 31,               December 31,
                                               -----------------------    ----------------------
                                                   1997         1996         1997         1996
                                                ---------    ---------    ---------    ---------
 Interest earned from
  Financing transactions                        $ 230,048    $ 185,229    $ 827,804    $ 702,117
 Operating lease income                            31,756       24,446      116,920       95,817
 Interest expense                                (111,446)     (96,972)    (416,093)    (366,543)
 Operating lease depreciation                     (21,203)     (15,136)     (72,989)     (62,286)
                                                ---------    ---------    ---------    ---------
 Interest margins earned                          129,155       97,567      455,642      369,105

 Provision for  credit losses                     (20,900)     (10,587)     (69,200)     (41,751)
 Gains on sale of assets                            7,854        4,507       30,261       12,949
 Selling, administrative and
  Other operating expenses                        (53,262)     (43,837)    (190,525)    (154,481)
                                                ---------    ---------    ---------    ---------
 Income before income taxes                        62,847       47,650      226,178      185,822
 Income taxes                                     (23,134)     (17,254)     (83,088)     (69,329)
                                                ---------    ---------    ---------    ---------
 Income from continuing operations                 39,713       30,396      143,090      116,493
 Income and gain from discontinued operations        --          1,599         --            507
                                                ---------    ---------    ---------    ---------
 Net Income                                     $  39,713    $  31,995    $ 143,090    $ 117,000
                                                =========    =========    =========    =========

                         The FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                           As of December 31,
                                                 -----------------------------------------
FINANCIAL POSITION:                                  1997           1996           1995
                                                 -----------    -----------    -----------
 Ending funds employed (2)                       $ 8,399,456    $  7,298,759   $ 6,348,079
 Securitizations and participations sold (3)         457,967         364,546       200,000
                                                 -----------    -----------    -----------
   Total managed assets (2)                        8,857,423       7,663,305     6,548,079
 Reserve for credit losses (2)                       177,088         148,693       129,077
 Nonaccruing assets (2)                              187,356         155,505       143,127
 Nonaccruing assets as % of managed assets (4)           2.1%            2.0%          2.2%
 Reserve for credit losses as a % of:
   Ending managed assets (4)                             2.0%            2.0%          2.0%
   Nonaccruing assets                                   94.5%           95.6%         90.2%
 Total debt                                      $ 6,764,581     $ 5,850,223    $5,649,368
 Shareowner's equity                               1,260,068       1,069,043       855,579
 Total Debt to Equity                                   5.37x           5.47x         6.60x
 Backlog                                           1,601,218       1,477,239     1,070,573
                                      For the Quarter Ended         For the Year Ended
                                           December 31,                 December 31,
                                     ------------------------    ------------------------
PERFORMANCE HIGHLIGHTS:                 1997          1996          1997          1996
                                     ----------    ----------    ----------    ----------
 Average managed assets (2)          $8,636,826    $7,516,588    $8,153,076    $7,041,708
 Average earning assets (2) (5)       7,806,934     6,757,732     7,356,845     6,324,545
 New business (2)                     1,000,383       873,659     3,311,105     2,740,353
 Fee-based volume                     1,860,586       819,293     4,532,494     2,937,311
 Write-offs (2)                          14,224         7,999        45,487        32,017
 Write-offs (annualized) as a % of
  average managed assets (4)               0.67%         0.43%         0.56%         0.46%
 Interest margins earned
  (annualized) as a % of average
  earning assets                            6.6%          5.8%          6.2%          5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                  41.2%         44.9%         41.8%         41.9%

(1)      Averages for the periods presented are based on month-end balances.
(2)      Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Excludes participations sold in which the company has transferred credit risk.
(5) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.